Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-116323
333-116323-01

PROSPECTUS

Empresa Brasileira de Telecomunicações S.A.

Embratel Participações S.A.

Offer To Exchange

Series B 11.0% Guaranteed Notes Due 2008

For

Series A 11.0% Guaranteed Notes Due 2008

Empresa Brasileira de Telecomunicações S.A., or Embratel, is offering to exchange up to US$275,000,000 of its Series B 11.0% Guaranteed Notes due 2008, the new notes, for up to US$275,000,000 of Series A 11.0% Guaranteed Notes due 2008, the old notes. The new notes will be fully and unconditionally guaranteed by Embratel Participações S.A., or Embratel Holdings. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

The exchange offer will expire at 5:00 p.m. New York City time on July 28, 2004 unless extended.

To exchange your old notes for new notes:

•	you are required to make the representations described on page 50 to Embratel and Embratel Holdings;

•	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, Deutsche Bank Trust Company Americas, by 5:00 p.m., New York time, on July 28, 2004; and

•	you should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes.

The old notes are listed, and application will be made to list the new notes, on the Luxembourg Stock Exchange.

See “ Risk Factors” beginning on page 10 for a discussion of risk factors that you should consider prior to tendering your old notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

June 29, 2004

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the SEC) allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with or furnish to the SEC will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

•	The Annual Report on Form 20-F/A of Embratel and Embratel Holdings for the fiscal year ended December 31, 2003.

•	The Report on Form 6-K furnished by Embratel Holdings to the SEC on June 4, 2004 relating to our results for the first quarter of 2004.

We also incorporate by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act of 1934, as amended (the Exchange Act), and, to the extent designated therein, reports on Form 6-K that we furnish to the SEC.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). To obtain timely delivery, investors must request this information no later than five business days before the date they must make their investment decision. Requests should be directed to the Investor Relations Department, Avenida Presidente Vargas, 1012, Rio de Janeiro, RJ, 20071-910, Brazil (telephone no: 55 21-2121-6474).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-4 under the Securities Act of 1933, as amended (the Securities Act), with respect to the new notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the SEC maintains an Internet web site at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

CERTAIN TERMS AND CONVENTIONS

As used in this prospectus, except where otherwise specified or the context otherwise requires:

•	“We,” “us,” or “our” refers to Embratel Participações S.A. and its consolidated subsidiaries.

•	“Embratel Holdings” refers solely to Embratel Participações S.A.

•	“Embratel” refers to Empresa Brasileira de Telecomunicações S.A.—Embratel, and its consolidated subsidiaries. Embratel is a stock corporation, or sociedade por ações, duly organized and existing under the laws of the Federative Republic of Brazil.

•	“Anatel” refers to Agência Nacional de Telecomunicações, the Brazilian federal telecommunications regulator.

•	“Real,” “reais” or “R$” refers to the lawful currency of Brazil.

•	“Star One” refers to Star One S.A., the satellite subsidiary of Embratel.

•	“Telmex” refers to Teléfonos de México, S.A. de C.V.

•	“U.S. Dollars” or “US$” refers to the lawful currency of the United States.

•	“Vésper” refers to Vésper Holding São Paulo S.A. and Vésper Holding S.A. and their consolidated subsidiaries.

Certain other terms are defined the first time that they are used in this prospectus.

Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

PRESENTATION OF FINANCIAL INFORMATION

Embratel Holdings and Embratel

Embratel Holdings is a holding company. Its common shares and preferred shares trade on the São Paulo Stock Exchange, and American Depositary Shares representing the preferred shares trade on the New York Stock Exchange. Embratel Holdings first registered in 1998 with the Securities and Exchange Commission, under Section 12(b) of the Securities Exchange Act of 1934.

Embratel is a Brazilian telecommunications services provider. Embratel does not have any publicly-traded equity securities, and 98.77% of its capital stock is owned by Embratel Holdings. In 2003, Embratel offered and sold U.S.$275 million of 11.0% Guaranteed Notes Due 2008, guaranteed by Embratel Holdings, in transactions exempt from the registration requirements of the Securities Act of 1933. Pursuant to registration rights agreements entered into in connection with the offering and sale of the Guaranteed Notes Due 2008, Embratel and Embratel Holdings plan to make a registered offer to exchange new notes for the Guaranteed Notes Due 2008.

Embratel Holdings has no material operations other than owning the stock of its subsidiaries. Prior to the December 2003 acquisition of Vésper Holding São Paulo, Vésper Holding S.A. and their consolidated subsidiaries, which we refer to as Vésper, Embratel Holdings conducted all of its operations through Embratel and its subsidiaries. As a result, the consolidated income statements for Embratel Holdings and Embratel for 2001, 2002 and 2003 are substantially identical, except for differences resulting from small amounts of income earned and expenses incurred at the holding company level. In 2003, the Embratel Holdings financial statements also differ due to the consolidation of one month of Vésper’s operations in Embratel Holdings’ financial statements. At December 31, 2003, Embratel and its consolidated subsidiaries accounted for 97.7% of the consolidated assets and 99.3% of the consolidated indebtedness of Embratel Holdings.

The Brazilian corporate law method and U.S. GAAP

Both Embratel and Embratel Holdings prepare their respective consolidated financial statements in accordance with the Brazilian corporate law method, which differs in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 30 to the consolidated financial statements of Embratel Holdings and Note 30 to the consolidated financial statements of Embratel for a summary of the differences between the Brazilian corporate law method and U.S. GAAP, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2002 and 2003, and net income (loss) for the three years ended December 31, 2001, 2002 and 2003.

The Brazilian corporate law method is considered to be a comprehensive basis of accounting principles, and it is used as the primary basis of reporting in Brazil. The Brazilian corporate law method does not allow for price-level accounting for periods after December 31, 1995. Under U.S. GAAP, inflation accounting continued until July 1, 1997, when Brazil was no longer considered to be a highly inflationary economy for U.S. GAAP purposes. The amortization of the restatement of fixed assets, which resulted from the inflation accounting in 1996 and 1997 is recognized in the reconciliation to U.S. GAAP, net of related deferred tax.

Minority Interests

The portion of equity and net income (loss) attributable to shareholders other than Embratel Holdings is reflected as “minority interests” in Embratel Holding’s consolidated financial statements. At December 31, 2003, minority shareholders owned 1.23% of the share capital of Embratel. Institutional shareholders, including pension funds, hold approximately 30% of the minority interests in Embratel. These shareholders obtained their interests in Embratel in auctions held in April 1988, December 1991, and February 1997. The remainder of the minority interests is held by Câmara Brasileira de Liquidação e Custódia, a clearinghouse of the São Paulo Stock Exchange.

PROSPECTUS SUMMARY

We are one of Brazil’s largest telecommunications services providers, with leading positions in domestic and international long-distance and data services. Embratel was founded in 1965 and later became the long-distance subsidiary of Telebrás, the Brazilian government-owned telephone company. Since Embratel’s privatization in 1998 and the initial opening of the Brazilian telecommunications market to competition in July 1999, we have capitalized on Embratel’s strong brand name, reliable and ubiquitous national network and reputation for quality service to become the telecommunications provider of choice for Brazilian corporate customers, and the leading provider of data and Internet services in Brazil. We generated net operating revenues of R$7,043 million, cash flow from operations of R$1,037 million and net income of R$224 million during 2003.

We offer a full range of communications services to our customers throughout Brazil. Of our total revenues in 2003, approximately 60% were derived from corporate customers, and the remainder from residential customers. Our principal service offerings include:

•	Long-distance services. We generate substantially all of our voice services revenue from domestic and international long-distance telephone services. Corporate customers generate the majority of our voice revenues.

•	Domestic long-distance. We are Brazil’s leading domestic long-distance telephone service provider. We provide intra-state, intra-regional and inter-regional long-distance telephone services to corporate, residential and cellular customers throughout Brazil. Our domestic long-distance telephone services generated R$4,052 million, or 57.5% of our total net operating revenues, in 2003.

•	International long-distance. We are the leading provider of international long-distance telephone service in Brazil, and operate the largest long-distance telecommunications network in Latin America. We also have ownership interests in most of the major undersea cables between South America and the rest of the world through cable consortia. Our international long-distance telephone services accounted for R$856 million, or 12.2% of our total net operating revenues, in 2003.

•	Data Communication Services. We are Brazil’s leading provider of data and Internet services, with a strong focus on corporate customers. Our high-speed, reliable data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Data communication services accounted for R$1,756 million, or 24.9% of our total net operating revenues, in 2003.

•	Local and other services. Through Star One, we are Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony, using our satellites in orbit. We began offering local services in 2002 and our December 2003 acquisition of Vésper, a wireless local loop local telephone and broadband data operator with operations in São Paulo and 16 other Brazilian states, should enable us to further expand and accelerate the rollout of these services. We also provide a variety of other services including text, sound and image transmission and maritime communications. Local and other services accounted for $379 million, or 5.4% of our total net operating revenues in 2003.

We intend to capitalize on profitable growth opportunities in the evolving Brazilian telecommunications market. In the fourth quarter of 2002, we began providing local telephone service, and currently serve 227 Brazilian cities, including all major Brazilian metropolitan areas. Our recent acquisition of Vésper, a local service and broadband data operator with operations in São Paulo and 16 other Brazilian states, will enable us to further broaden and accelerate the rollout of our local service offering and to offer new wireless telephony and data solutions to our customers.

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

Embratel Holdings	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2004
Ratio of Earnings to Fixed Charges— Brazilian Corporate Law Method (1)	2.33	3.36	—	—	1.83	1.44
U.S. GAAP (1)	2.07	3.08	—	—	2.09	1.37

Embratel	Year ended December 31,
	1999	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges— Brazilian Corporate Law Method (1)	2.72	4.21	—	—	1.97
U.S. GAAP (1)	2.38	3.83	—	—	2.28

(1)	To calculate the ratio of earnings to fixed charges, we calculate earnings by adding income (loss) before taxes and minority interests, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges represent the total of financial expenses, capitalized interest and the preferred stock guaranteed dividend.

Recent Developments

On June 22, 2004, Anatel approved the acquisition by Telmex of MCI’s controlling stake in Embratel Holdings. Telmex has announced that it expects the closing of the acquisition to occur in the second half of July 2004.

Our headquarters are located at Avenida Presidente Vargas, 1012, Rio de Janeiro, RJ, 20071-910, Brazil and our telephone number is +55-21-2121-8182.

THE EXCHANGE OFFER

Securities Offered	Embratel is offering up to $275,000,000 aggregate principal amount of its Series B 11.0% Guaranteed Notes due 2008 (the new notes), which have been registered under the Securities Act.

The Exchange Offer

Embratel is offering to issue the new notes in exchange for a like principal amount of your Series A 11.0% Guaranteed Notes due 2008 (your old notes). Embratel is offering to issue the new notes to satisfy its obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal

The exchange offer will expire at 5:00 p.m. New York City time on July 28, 2004 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to July 28, 2004. If Embratel decides for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

U.S. Federal Income Tax Consequences

Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for Federal income tax purposes. See “Certain Tax Consequences of the Exchange Offer” on page 51 of this prospectus.

Use of Proceeds	Embratel will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is the exchange agent for the exchange offer.

Failure to Tender Your Old Notes

If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require Embratel to register your old notes or to pay you additional interest.

You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, Embratel believes that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

•	you are not one of Embratel’s or Embratel Holdings’ “affiliates,” which is defined in Rule 405 of the Securities Act;

•	you acquire the new notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of Embratel or Embratel Holdings, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you

•	should not rely on our interpretations of the position of the SEC’s staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with Embratel, Embratel Holdings or any of their affiliates to distribute the new notes;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from Embratel in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

For a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act. The following summary contains basic information about the new notes and the old notes. It is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of the New Notes.”

Issuer	Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”)

Guarantor	Embratel Participações S.A. (“Embratel Holdings”)

New Notes

Up to US$275,000,000 in principal amount of Series B 11.0% Guaranteed Notes due 2008. The new notes and the old notes will be considered to be a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase.

Guaranty

Embratel Holdings will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the new notes. If Embratel fails to punctually pay any such amount, Embratel Holdings will immediately pay the same, subject to the limitation on Embratel Holdings due to restrictions on the transfer, conversion, use or control of currency imposed by the government of Brazil.

Maturity	December 15, 2008

Interest rate	The new notes will bear interest at the rate of 11.0% per annum, based upon a 360-day year consisting of twelve 30-day months.

Interest payment dates	Interest on the new notes will be payable semi-annually on June 15 and December 15 of each year.

Ranking

The new notes and guaranty will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of Embratel and Embratel Holdings, respectively. As of March 31, 2004, Embratel and its subsidiaries had R$4,090.1 million of consolidated outstanding debt, R$2,988.8 million of which is secured. Embratel’s subsidiaries had R$77.3 million of outstanding debt as of March 31, 2004, all of which is secured.

Indenture	The new notes will be issued under the indenture between Embratel, as issuer, Embratel Holdings, as guarantor, and Deutsche Bank Trust Company Americas, as trustee.

Covenants

The indenture governing the notes contains restrictive covenants that will, among other things and subject to certain exceptions, restrict Embratel’s ability to merge or transfer assets, incur liens, incur additional indebtedness, enter into transactions with affiliates, enter into sale and lease back transactions and dispose of Star One stock. For a more complete description of Embratel’s covenants, see “Description of Notes” in this offering memorandum.

Payment of additional amounts

Embratel will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Brazilian withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payments of Additional Amounts.”

Optional redemption for equity sales

Embratel may, at its option, at any time or from time to time, with the proceeds from one or more qualifying equity offerings, redeem up to 35% of the aggregate principal amount of the notes, at a redemption price equal to 111.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that after giving effect to each such redemption at least 65% of the original aggregate principal amount of notes remains outstanding. See “Description of Notes—Optional Redemption from Equity Sales.”

Tax redemption

If, due to changes in Brazilian laws relating to withholding taxes applicable to payments of interest, Embratel is obligated to pay additional amounts on the notes in respect of Brazilian withholding taxes at a rate in excess of 15%, Embratel may redeem the outstanding notes in whole, but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Trustee, transfer agent and registrar	Deutsche Bank Trust Company Americas

Principal paying agent	Deutsche Trust Bank Limited

Luxembourg transfer agent and paying agent	Deutsche Bank Luxembourg S.A.

Luxembourg listing agent	The Bank of New York (Luxembourg) S.A.

Governing law	New York

Risk factors

You should consider carefully all of the information set forth in this prospectus, and in particular, the information set forth under “Risk Factors” before making a decision to tender your old notes in exchange for new notes.

Luxembourg listing	Embratel will apply to list the new notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange.

TIMETABLE FOR THE OFFERING

Commencement of the exchange offer	June 29, 2004

Expiration of the exchange offer	July 28, 2004

Embratel may, at its sole discretion, extend the period of time for which the exchange offer is open.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information contained in this prospectus, before making a decision to tender your old notes in exchange for new notes. The risks described below are not the only ones facing our company. Additional risks may impair our business operations. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the new notes could decline and you could lose a substantial portion of your investment.

We have included information in these risk factors concerning Brazil to the extent that information is publicly available to us. We believe this information is reliable, but we cannot guarantee that it is accurate.

Risks Relating to Transfer Restrictions on the Old Notes

If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.

If you do not exchange your old notes for new notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes. Embratel does not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected. See “The Exchange Offer.”

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and government efforts to combat inflation could harm our business.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994 (as measured by the Índice Nacional de Preços ao Consumidor, or National Consumer Price Index). More recently, Brazil’s rates of inflation were 9.4% in 2001, 14.7% in 2002 and 10.4% in 2003. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences high inflation in the future, our business could suffer. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations.

As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Devaluation of the real and currency instability could adversely affect our ability to meet our foreign currency obligations in the future and could result in a monetary loss relating to this indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F for information about our hedging policy.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

Government restrictions on capital outflow may hinder or prevent the custodian of our preferred shares in Brazil, or you if you have exchanged your ADSs for the underlying preferred shares, from converting the proceeds relating to the preferred shares into U.S. dollars and remitting those proceeds abroad. You could be adversely affected by delays in obtaining any required governmental approval for conversion of Brazilian currency payments and remittances abroad in respect of the preferred shares underlying the ADSs. In addition, the Brazilian government may institute a more restrictive exchange control policy in the future. See “Item 10. Additional Information—Taxation—Brazil” in our annual report on Form 20-F.

Developments in other countries may affect the trading prices of our securities and restrict our access to financing at acceptable rates.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours. This could adversely affect the trading prices of our securities, and could also make it more difficult for us to access the capital markets on acceptable terms.

Risks Relating to our Businesses

Changes in Brazilian telecommunications regulatory environment could adversely affect our business.

The adoption of new telecommunications regulations since and in connection with privatization of the Telebrás System, in 1998, have led to broad changes in the operating, regulatory and competitive environment for Brazilian telecommunications. In particular, the changes have led to introduction of competition in the provision of all telecommunications services. As we have become subject to competition, we have lost market share in our historic markets, and we may continue to lose market share. We cannot predict the effects of further regulatory changes on our business, financial condition, results of operations or prospects. In reviewing historical information and in evaluating our future financial and operating performance, you should consider carefully the extensive changes in the structure and regulation of our industry.

We operate in a highly competitive industry with participants that have significant resources and customers, which could intensify price competition and limit our ability to increase our market share.

If we are unable to compete effectively, we may experience price reductions, lower revenue, underutilization of our services, reduced operating margins and loss of market share. Some of our competitors in certain markets where we operate have, and some potential competitors may have, competitive advantages including the following:

•	local presence, infrastructure and capillarity;

•	networks directly connected to each home and businesses;

•	potentially greater financial, technical, marketing and other resources;

•	lower interconnection costs with other networks; and

•	well-established relationships with customers.

We are subject to regulatory limitations on the prices we can charge for our domestic and international long-distance services.

Our basic domestic and international long-distance tariffs are subject to final approval by Anatel, to which we submit requests for rate adjustments. Our concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. These regulations may limit our ability to raise prices or render some kinds of customer traffic unprofitable.

On June 27, 2003, Anatel approved a tariff rate increase using the IGP-DI inflation index established in the concession agreements. This tariff rate increase has been challenged by several injunctions and is still pending in the Brazilian courts. We have adopted a tariff rate increase based on an injunction issued by the 2ª Vara Federal do Distrito Federal on September 11, 2003, which requires the rate increase to be calculated using the IPCA inflation index, rather than the IGP-DI inflation index, in the tariff rate formulas established in the concession agreements. In light of the same injunctions, the regional telecommunications companies are currently using an interconnection tariff rate calculated using the IPCA rate in the tariff formulas established in the concession agreements. We may not be able to recover the amounts that would otherwise have been due to us under the higher IGP-DI rate.

We are at a disadvantage relative to certain of our competitors who control local access networks.

In order to complete long-distance telephone calls, we typically must pay originating access charges to the local telephone service provider of the caller placing the call and terminating access charges to the telephone user being called. The Brazilian Telecommunications Law and the concession contracts for local services oblige local service concessionaires to treat all long-distance operators on an equal basis. This means that local service concessionaires should charge their own long-distance service concessionaire the same interconnection rate charged to competitors like Embratel. In addition, the Brazilian Telecommunications Law prohibits cross-subsidies between local and long-distance concessions, so that if a local service concessionaire were to charge its own long-distance concessionaire a lower interconnection rate than the one charged to us, it would be engaging in an anti-competitive practice under the law. However, since some companies own both local and long-distance concessions, proving discriminatory pricing and cross-subsidies may be difficult and Anatel may not have sufficient means to audit and prove such practices. As a result, while we must pay access charges to the local service concessionaire, a local service concessionaire may allow its own long-distance concessionaire to effectively avoid payment of such charges. Although we have demanded and will continue to demand that Brazil’s competitive regulation be fully enforced to prevent local service concessionaires from allowing their long-distance concessionaires to sell long-distance services below cost, there can be no assurance that we will be successful in achieving such enforcement and we may suffer anti-competitive behavior in certain segments of the long-distance market.

Most of our basic voice services are sold on a per call basis. This makes it easier for customers to switch providers, which could lead us to lose business.

We do not have contracts with most of our customers in our basic domestic and international long-distance segment, and those customers can switch providers at any time. We cannot assure you that our customers will remain loyal to us. If a significant number of our customers were to switch to another company for the provision of their telecommunication services, it could have a material adverse impact on our business and financial condition.

If we are unable to successfully combat fraudulent use of our network and successfully manage the collections process, our bad debt expense could increase, which would harm our operating cash flow.

We have experienced high levels of bad debt expense, in part, because we are required to provide access to our network to all customers without any assurance that they are creditworthy users. Only after billing customers and failing to receive payment are we able to take action to block the line of the user. Over the past year, we have significantly reduced our bad debt expense from 8.5% of net revenues for the year ended December 31, 2002 to 5.0% of net revenues for the year ended December 31, 2003 by implementing a number of measures, including:

•	blocking procedures;

•	the use of third-party credit collection firms;

•	a new Customer Data System (CDS) that allows us to accelerate the processing of customer information received from the local telephone companies and to reduce and better track errors; and

•	co-billing arrangements with local telephone operators so that customers may receive their long-distance bill through their local carrier with whom they presumably have a more established relationship.

We cannot assure you that these strategies will continue to be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks, or that efforts that have proved effective in our traditional business will be equally effective in new markets such as SMP mobile calls and local services. Our level of bad debt expense may increase in the future, which could harm our profitability and cash flow.

The concessions granted by Anatel that allow us to provide domestic and international long-distance expire in 2005 and the new concession agreements have not yet been signed.

We offer our domestic and international long-distance services and satellite services under concessions from Anatel and operate our satellite business under an authorization from Anatel. Our current domestic and international long-distance service concessions and our current satellite authorization each expire on December 31, 2005. Our domestic and international long-distance service concessions may be renewed for an additional 20 years, and our satellite authorization may be renewed for 15 years, in each case, subject to certain conditions. In June 2003, Anatel announced the general terms under which the renewal concessions would be granted, and we have formally notified Anatel of our agreement to these terms and our intention to renew our concession contracts. We have also requested the renewal of our satellite authorization but have not yet received it. We cannot assure you that the new concession agreements will be executed or that new authorizations will be granted. Revocation of such concessions or authorizations would have a severe adverse effect on us and our financial condition, given that a substantial majority of our business relies on such concessions and authorizations.

We are obligated to meet certain quality of service goals and maintain quality of service standards. Failure to meet such obligations can result in sanctions.

Anatel requires us to meet certain quality of service goals under our concessions, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete.

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively.

If we fail to successfully implement our business plan, it could have a material adverse effect on our business.

Our ability to increase our revenues and maintain our position as a leading Brazilian provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plan.

Factors that could affect the implementation of our business plan include our ability to:

•	manage adverse regulatory changes;

•	cope with price competition;

•	maintain our access to capital in times of adverse macroeconomic changes;

•	adapt to changes in technology and business models;

•	enter into necessary contracts with third parties;

•	manage costs; and

•	attract and retain highly skilled and qualified personnel.

We are exposed to special risks in connection with our international call services.

Revenues from international service in part reflect payments under bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

Our controlling shareholder may have interests that are different than yours.

As of April 30, 2004, MCI, through its affiliates, owned 51.8% of our voting shares. As a result, MCI is able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Brazilian law, the payment of dividends and the disposition of assets. MCI is selling its interest to Telmex. We cannot assure you that MCI or Telmex will not take actions that are inconsistent with your interests.

MCI is selling its controlling stake in Embratel Holdings to Telmex.

On March 15, 2004, MCI announced the execution of a definitive agreement under which it has agreed to sell its ownership interest in Embratel Holdings to Telmex. The sale process gives rise to a number of risks, including the following:

•	MCI and Telmex may be unable to obtain the necessary regulatory approvals and third-party consents to consummate the acquisition.

•	The priorities and aims of Telmex may differ from MCI’s, which could, among other things, lead to a change in our business plan, dividend policy, management or strategy. Telmex may have interests that conflict with yours.

•	Telmex has other telecommunications assets in Latin America and Brazil. We cannot anticipate how this may affect our business.

•	We may be unable to retain management or other key personnel and will incur costs in connection with change of control provisions in the contracts with management and other key personnel.

•	Many of our credit agreements contain change of control clauses that may be triggered by a sale by MCI of its stake in Embratel Holdings. Unless the lenders under these agreements agree to waive compliance with these provisions, the sale by MCI of its stake could cause the acceleration of our indebtedness under these agreements. Our control over certain aspects of this process may be limited.

•	In connection with the acquisition, Telmex may agree to grant certain rights to the Brazilian government related to Star One. We cannot predict what these rights will be or how they will affect our business.

•	The sale is consuming significant management time and resources.

•	The future scope of our relationship with MCI is uncertain. We may have to find new suppliers for certain services MCI currently provides to us. However, because there are multiple suppliers for all essential services provided to us by MCI, we do not expect such changes to have a material adverse effect on our business.

We are parties to various legal proceedings.

We are parties to various legal proceedings, some of which involve significant monetary claims for which we have established no reserves. We cannot be certain that these claims will be resolved in our favor. In particular, we are involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by us and social security administrative and civil lawsuits for aggregate claims that are substantial. Because we believe the likelihood of an unfavorable outcome in most of these claims is either remote, or merely possible, as of December 31, 2003, we had recorded R$74 million in reserves in respect of these disputes. If all or a significant portion of these actions were decided adversely to us, it could have a material adverse impact on our business, financial condition and results of operations. For a detailed discussion of our material legal proceedings, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” in our annual report on Form 20-F and Note 21 to our consolidated financial statements.

We may not be able to launch our new satellite prior to the end of the useful life of the existing satellite it is designed to replace.

Our satellite infrastructure consists of five satellites, four of which we actively use in our business. One of the four satellites we actively use in our business is nearing the end of its life. In 2002, Star One signed an agreement for construction of the satellite “C-1” to replace this satellite. The project is expected to be concluded in 2006. We cannot assure you that the C-1 satellite will be in place prior to the end of the useful life of the existing satellite it is designed to replace. Despite our contingency planning, this could hamper our ability to properly serve our satellite customers and increase our costs.

Risks Relating to the New Notes

There may not be a liquid trading market for the new notes.

The new notes are securities with no established trading markets. There can be no assurance that a liquid trading market for the new notes will develop or, if one develops, that it will be maintained. If an active market for the new notes does not develop, the price of the new notes and the ability of a holder of new notes to find a ready buyer will be adversely affected.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

We would be required to pay bankruptcy judgments only in reais.

Any judgment obtained against Embratel or Embratel Holdings in the courts of Brazil in respect of any of their payment obligations under the notes will be expressed in reais equivalent to the U.S. dollar amount of such sum at the commercial exchange rate on the date at which such judgment is rendered. Accordingly, in case of bankruptcy, all credits held against Embratel or Embratel Holdings denominated in foreign currency will be converted into reais at the prevailing rate on the date of declaration of bankruptcy by the judge. In any case, further authorization by the Central Bank of Brazil would be required for the conversion of such reais-denominated amount into foreign currency and for its remittance abroad.

Developments in other countries may affect prices for the new notes.

The market value of securities of Brazilian companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. The market value of the new notes could be adversely affected by events elsewhere, especially in emerging market countries.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Our representatives and we may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and other similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Those statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the sale by MCI of its ownership interest in Embratel Holdings, and the impact of any such sale on our business;

•	the impact of Telmex’s acquisition of MCI’s stake in Embratel Holdings;

•	the performance of the Brazilian economy generally;

•	the exchange rates between Brazilian and foreign currencies;

•	the future impact of regulation;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations;

•	the factors discussed in “Risk Factors”; and

•	other statements contained in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under “Risk Factors” in this prospectus and our reports filed with the SEC. Our forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

You should not place undue reliance on such statements. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

USE OF PROCEEDS

Embratel will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. Embratel will cancel all of the old notes surrendered in exchange for the new notes.

The net proceeds from the sale of the old notes were approximately $271,433,400, after deducting commission and expenses of the offering. We used those net proceeds to repay existing indebtedness and for general corporate purposes.

EXCHANGE RATES

There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated, but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Item 3. Key Information—Risk Factors—Risks Relating to Brazil” in our annual report on Form 20-F.

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

	Period-end	Average for Period		Low	High
Year ended
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.270	3.955
December 31, 2003	2.889	3.059	(1)	2.822	3.662

Month ended
December 2003	2.889	2.916	(2)	2.888	2.943
January 2004	2.941	2.872	(2)	2.802	2.941
February 2004	2.914	2.946	(2)	2.904	2.988
March 2004	2.909	2.908	(2)	2.875	2.941
April 2004	2.945	2.913	(2)	2.874	2.952
May 2004	3.129	3.081	(2)	2.957	3.205
June 2004 (through June 24, 2004)	3.103	3.134	(2)	3.103	3.165

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.
Source:	Central Bank of Brazil.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected Financial Information

The information in this section should be read in conjunction with the consolidated financial statements of Embratel Holdings and Embratel, and the notes thereto, included elsewhere in this prospectus. Those consolidated financial statements have been prepared in accordance with the Brazilian corporate law method, which differs in certain respects from U.S. GAAP. See Note 30 to our consolidated financial statements and Note 30 to Embratel’s consolidated financial statements for a discussion of these differences.

Selected financial information of Embratel Holdings

The data in this section as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 1999, 2000 and 2001, and for each of the two years in the period ended December 31, 2000 have been derived from our audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and Notes thereto and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F.

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
Brazilian Corporate Law Method
Net operating revenue(1)	R$	5,514	R$	6,938	R$	7,735	R$	7,372	R$	7,043
Cost of services(1)(2)		(3,950)		(4,623)		(5,229)		(5,001)		(4,715)

Gross profit		1,564		2,315		2,506		2,371		2,328
Operating income (expenses):
Selling expenses		(426)		(795)		(1,579)		(1,095)		(789)
General and administrative expenses(3)(6)		(423)		(646)		(920)		(995)		(984)
Other operating income (expenses), net		65		(12)		(3)		31		75

Operating income before financial income (expense)		780		862		4		312		630
Financial income		327		203		192		519		140
Financial expense(6)		(651)		(443)		(890)		(2,071)		(300)

Operating income (loss)		456		622		(694)		(1,240)		470
Extraordinary non-operating income—ILL(4)		—		—		—		198		—
Non-operating income (expense)		(38)		111		(76)		11		(70)

Income (loss) before income taxes and minority interest		418		733		(770)		(1,031)		400
Income tax and social contribution benefit (expense)		(1)		(145)		222		414		(137)

Income (loss) before minority interest		417		588		(548)		(617)		263
Minority interest(5)		(5)		(11)		(6)		(9)		(39)

Net income (loss)	R$	412	R$	577	R$	(554)	R$	(626)	R$	224

Net income (loss) per thousand shares outstanding:
Common shares	R$	1.24	R$	1.73	R$	(1.66)	R$	(1.88)	R$	0.67
Preferred shares		1.24		1.73		(1.66)		(1.88)		0.67

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)

OTHER FINANCIAL INFORMATION
Brazilian Corporate Law Method
Depreciation and amortization	R$	733	R$	857	R$	1,062	R$	1,142	R$	1,153
Interest income		161		149		92		181		244
Interest expense and other(7)		(102)		(231)		(341)		(441)		(510)
Monetary and foreign exchange variation, net		(383)		(158)		(449)		(1,292)		106

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
Brazilian Corporate Law Method
Cash and cash equivalents	R$	357	R$	423	R$	652	R$	887	R$	1,719
Property, plant and equipment, net		6,958		7,467		7,849		7,796		7,194
Total assets		9,653		11,762		12,458		12,846		12,968
Loans and financing—current portion		602		882		1,080		2,566		1,217
Loans and financings—non-current portion		879		1,364		2,648		2,325		3,373
Net assets		5,718		6,082		5,347		4,720		4,875
Paid-in capital		2,134		2,134		2,274		2,274		2,274
Quantity of outstanding shares (thousands)		332,914		332,919		332,932		332,629		333,419

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA U.S. GAAP
Gross revenues	R$	7,011	R$	9,153	R$	10,329	R$	9,488	R$	9,155
Cost of services (including gross receipts taxes)		(5,447)		(6,837)		(7,823)		(7,117)		(6,827)
Operating income		828		909		49		528		566
Net income (loss)	R$	425	R$	659	R$	(464)	R$	(678)	R$	382
Net income (loss) per thousand shares —Basic and diluted:
Common shares	R$	1.28	R$	1.98	R$	(1.39)	R$	(2.04)	R$	1.15
Preferred shares		1.28		1.98		(1.39)		(2.04)		1.15
Weighted average number of shares outstanding:
Common shares (millions)		124,369		124,369		124,369		124,369		124,369
Preferred shares (millions)		209,035		208,548		208,562		208,412		208,411
Cash dividend paid per thousand shares:
Common shares (in reais)		—	R$	0.4239	R$	0.5674		—		—
Common shares (in U.S. dollars)(8)		—	US$	0.2168	US$	0.2446		—		—
Preferred shares (in reais)	R$	0.3830	R$	0.4239	R$	0.5674		—		—
Preferred shares (in U.S. dollars)(8)	US$	0.2141	US$	0.2168	US$	0.2446		—		—

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
U.S. GAAP
Cash and cash equivalents	R$	276	R$	381	R$	652	R$	887	R$	1,719
Property, plant and equipment, net		7,236		7,863		8,410		8,323		7,676
Total assets		10,107		12,252		13,119		13,859		13,653
Loans and financing—current portion		1,206		882		1,080		2,975		835
Loans and financing—non-current portion		275		1,364		2,648		2,416		3,712
Net assets		5,787		6,280		5,755		5,077		5,476
Paid-in capital		2,134		2,134		2,274		2,274		2,274
Quantity of outstanding shares—weighted average number of shares outstanding (thousands)		333,404		332,917		332,931		332,781		332,780

(1)	Beginning in 2003, we began to report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.
(2)	Cost of services is presented in accordance with the Brazilian corporate law method and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F.
(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Embratel and Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax, and totaled R$21 million in 1999, R$52 million in 2000, R$68 million in 2001, R$95 million in 2002, and R$75 million in 2003.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Exchange Rates.”

Selected financial information of Embratel

The data in this section as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 have been derived from Embratel’s audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 1999, 2000 and 2001, and for each of the two years in the period ended December 31, 2000 have been derived from Embratel’s audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, Embratel’s consolidated financial statements and Notes thereto and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F.

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
Brazilian Corporate Law Method
Net operating revenue(1)	R$	5,514	R$	6,938	R$	7,735	R$	7,372	R$	7,012
Cost of services(1)(2)		(3,950)		(4,623)		(5,229)		(5,001)		(4,685)

Gross profit		1,564		2,315		2,506		2,371		2,327
Operating income (expenses):
Selling expenses		(426)		(795)		(1,579)		(1,095)		(788)
General and administrative expenses(3)(6)		(415)		(643)		(917)		(992)		(969)
Other operating income (expenses), net		66		(12)		(3)		30		72

Operating income before financial income (expense)		789		865		7		314		642
Financial income		322		201		190		516		135
Financial expense(6)		(650)		(432)		(890)		(2,071)		(299)

Operating income (loss)		461		634		(693)		(1,241)		478
Extraordinary non-operating income—ILL(4)		—		—		—		198		—
Non-operating income (expense)		(38)		111		(76)		11		(70)

Income (loss) before income taxes and minority interest		423		745		(769)		(1,032)		408
Income tax and social contribution benefit (expense)		(3)		(138)		226		414		(137)

Income (loss) before minority interest		420		607		(543)		(618)		271
Minority interest(5)		—		(3)		(12)		(16)		(37)

Net income (loss)	R$	420	R$	604	R$	(555)	R$	(634)	R$	234

Net income (loss) per thousand shares outstanding:	R$	88.87	R$	127.82	R$	(117.46)	R$	(134.31)	R$	49.48

OTHER FINANCIAL INFORMATION
Brazilian Corporate Law Method
Depreciation and amortization	R$	733	R$	857	R$	1,062	R$	1,142	R$	1,151
Interest income		156		147		90		178		240
Interest expense and other(7)		(102)		(220)		(341)		(441)		(509)
Monetary and foreign exchange variation, net		(382)		(158)		(449)		(1,292)		105

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
Brazilian Corporate Law Method
Cash and cash equivalents	R$	356	R$	399	R$	631	R$	867	R$	1,654
Property, plant and equipment, net		6,958		7,467		7,849		7,796		7,138
Total assets		9,627		11,696		12,396		12,784		12,673
Loans and financing—current portion		602		882		1,080		2,566		1,217
Loans and financings—non-current portion		879		1,364		2,648		2,325		3,340
Net assets		5,812		6,150		5,411		4,776		4,924
Paid-in capital		2,258		2,500		2,700		2,700		2,700
Quantity of common shares (thousands)		4,723,844		4,723,844		4,723,844		4,723,844		4,723,844

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
U.S. GAAP
Gross revenues	R$	7,011	R$	9,153	R$	10,329	R$	9,488	R$	9,118
Cost of services (including gross receipts taxes)		(5,447)		(6,837)		(7,823)		(7,117)		(6,791)
Operating income		838		913		51		532		580
Net income (loss)	R$	433	R$	686	R$	(464)	R$	(687)	R$	395
Net income (loss) per thousand common shares—Basic and diluted	R$	91.86	R$	145.28	R$	(98.31)	R$	(145.34)	R$	83.68
Weighted average number of common shares outstanding: (millions)		4,724		4,724		4,724		4,724		4,724
Cash dividend paid per thousand common shares:
In reais	R$	7.5873	R$	27.4537	R$	40.5195		—		—
In U.S. dollars(8)	US$	4.2411	US$	14.0399	US$	17.4623		—		—

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
U.S. GAAP
Cash and cash equivalents	R$	275	R$	357	R$	631	R$	867	R$	1,654
Property, plant and equipment, net		7,236		7,863		8,410		8,323		7,639
Total assets		10,081		12,186		13,057		13,798		13,376
Loans and financing—current portion		1,206		882		1,080		2,975		835
Loans and financing—non-current portion		275		1,364		2,648		2,416		3,679
Net assets		5,869		6,350		5,824		5,138		5,533
Paid-in capital		2,258		2,500		2,700		2,700		2,700
Quantity of common shares—weighted average number of shares outstanding (thousands)		4,723,844		4,723,844		4,723,844		4,723,844		4,723,844

(1)	Beginning in 2003, we began to report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.
(2)	Cost of services is presented in accordance with the Brazilian corporate law method and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F.
(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax, and totaled R$21 million in 1999, R$45 million in 2000, R$68 million in 2001, R$95 million in 2002, and R$75 million in 2003.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Exchange Rates.”

DESCRIPTION OF THE NEW NOTES

In this section, references to Embratel mean Empresa Brasileira de Telecomunicações S.A.—Embratel only and do not include any of its subsidiaries or affiliates. References to Embratel Holdings mean Embratel Participações S.A. only and do not include Embratel or any of Embratel Holding’s other subsidiaries or affiliates. References to the new notes include both the new notes and the guaranty of the new notes, except where the context indicates otherwise. References to holders mean those who have new notes registered in their own names, on the books that the trustee maintains for this purpose, and not those who own beneficial interests in new notes issued in book-entry form through The Depository Trust Company or in new notes registered in a street name. Owners of beneficial interests in the new notes should read “Form of New Notes, Clearing and Settlement” in this offering memorandum. References to the indenture include the indenture referred to below as amended or supplemented.

General

The new notes will be governed by an indenture, dated as of December 3, 2003 as supplemented by a first supplemental indenture dated as of December 3, 2003 and a supplement to the first supplemental indenture dated as of December 16, 2003. References to the indenture in this offering memorandum mean the indenture as supplemented by the first supplemental indenture and the supplement thereto, unless the context otherwise requires.

The new notes will be identical in all material respects to the old notes, except that we will register the new notes under the Securities Act and they will therefore not bear legends restricting their transfer. The new notes and the old notes will be considered to be a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase.

Principal and Interest

The new notes will be issued in an aggregate principal amount up to US$275,000,000. The new notes will mature on December 15, 2008.

The new notes will bear interest at 11.0% per annum. Interest on the new notes will be payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2004, to the holders in whose name the new notes are registered at the close of business on the June 1 or December 1 immediately preceding the related interest payment date.

Embratel will pay interest on the new notes on the interest payment dates stated above, and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Embratel will compute interest on the new notes on the basis of a 360-day year of twelve 30-day months. To the extent interest due is not paid on an interest payment date, interest will accrue on any unpaid interest due until it is paid at the rate of interest otherwise payable on the principal of the new notes plus 1% per annum.

Guaranty

Embratel Holdings has irrevocably and unconditionally guaranteed the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the new notes. If Embratel fails to punctually pay any such amount, Embratel Holdings will immediately pay the amount that is required to be paid and has not been paid.

Further Issues

Embratel reserves the right, from time to time without your consent as a holder of the new notes, to issue additional notes on terms and conditions identical to those of the notes, guaranteed by Embratel Holdings on the same terms as the guaranty of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes. Embratel may also issue other securities under the indenture which have different terms from the notes. Likewise, Embratel Holdings has the right, without your consent, to guarantee any such additional notes, to guarantee debt of its other Subsidiaries and to issue its own debt.

How the New Notes and the Guaranty Rank Against Other Debt

The new notes will not be secured by any of Embratel’s property or assets. Thus, by owning these new notes, you are one of Embratel’s unsecured creditors. These new notes will not be subordinated to any of Embratel’s other unsecured debt obligations. This means that, in a bankruptcy or liquidation proceeding against Embratel, the payment obligations of Embratel under these new notes would rank equally in right of payment with all Embratel’s other unsecured and unsubordinated debt. As of March 31, 2004, Embratel had unconsolidated secured debt in the amount of R$2,911.5 million.

Embratel Holdings is a holding company and its primary assets are its shares in Embratel. Embratel Holdings’ guaranty of the new notes will not be secured by any of its assets. Therefore, in the event that Embratel Holdings is required to pay under its guaranty, you would be an unsecured creditor of Embratel Holdings. The guaranty will not be subordinated to any of Embratel Holdings’ other unsecured debt obligations. This means that, in a bankruptcy or liquidation proceeding against Embratel Holdings, the guaranty would rank equally in right of payment with all Embratel Holdings’ other unsecured and unsubordinated debt.

Stated Maturity and Maturity

The day on which the principal amount of the new notes is scheduled to become due is called the stated maturity of the principal. The principal may also become due sooner, by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity, or earlier, is called the maturity of the principal. The terms “stated maturity” and “maturity” also refer to the dates when interest payments become due. For example, a regular interest payment date when an installment of interest is scheduled to become due is referred to as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the new notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

This Description is Only a Summary

The indenture and its associated documents, including the new notes, contain the full legal text of the matters described in this section. Upon request, the trustee will provide you with a copy of the indenture. See “Where You Can Find More Information” in this offering memorandum for information on how to obtain copies.

This section summarizes all the material terms of the new notes and the indenture. It does not, however, describe every aspect of the new notes and the indenture. For example, in this section, we use terms that have been given special meaning in the indenture, but we describe the meaning for only the more important of these terms. See “—Certain Definitions.”

Payment of Additional Amounts

All payments by Embratel or Embratel Holdings in respect of the new notes or the guaranty will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed or levied by or on behalf of Brazil, a successor jurisdiction (as defined in “—Mergers and Similar Transactions”) or any authority therein or thereof having power to tax, unless Embratel or Embratel Holdings is compelled by law to deduct or withhold such taxes, duties, assessments, or governmental charges. In such event, Embratel or Embratel Holdings will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of new notes after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the new notes in the absence of such withholding or deduction. No such additional amounts shall be payable:

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such new note by reason of having some connection with Brazil other than the mere holding of the new note and the receipt of payments with respect to the new note;

•	in respect of new notes surrendered (if surrender is required) more than 30 days after the Relevant Date except to the extent that the holder of such note would have been entitled to such additional amounts on surrender of such note for payment on the last day of such period of 30 days;

•	where such additional amount is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Brazil, or a successor jurisdiction or applicable political subdivision or authority thereof or therein having power to tax, of such holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax, as a precondition to, exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and Embratel has given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

•	in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the new note or by direct payment by Embratel or Embratel Holdings in respect of claims made against Embratel or Embratel Holdings; or

•	in respect of any combination of the above.

“Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount is so received by the trustee. The new notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, neither Embratel nor Embratel Holdings shall be required to make a payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

In the event that additional amounts actually paid with respect to the new notes described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such new notes, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such new notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to Embratel.

Any reference in this offering memorandum, the indenture or the new notes to principal, interest or any other amount payable in respect of the new notes by Embratel or the guaranty by Embratel Holdings will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection.

Optional Redemption from Equity Sales

Embratel will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund, that is, neither Embratel nor Embratel Holdings will deposit money on a regular basis into any separate custodial account to repay your notes. In addition, you will not be entitled to require Embratel or Embratel Holdings to buy your notes from you before the stated maturity.

At any time or from time to time, if Embratel receives net cash proceeds from one or more Equity Sales, Embratel may, at its option, use all or a portion of any such net proceeds to redeem, from time to time, notes in an aggregate principal amount of up to 35% of the aggregate principal amount of the notes originally issued (including any Additional Notes), at a redemption price equal to 111.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that after giving effect to such redemption, at least 65% of the aggregate principal amount of such notes originally issued (including any Additional Notes) remains outstanding after any such redemption and, provided, further, that any such redemption shall be effected within 90 days after the consummation of any such Equity Sale.

Embratel and any of its Subsidiaries and Affiliates may at any time purchase notes in the open market or otherwise at any price. Repurchased notes may be cancelled or resold at any time at Embratel’s election provided that any such resales are conducted in accordance with all applicable securities laws.

Redemption for Taxation Reasons

If as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of Brazil or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation, administration or application of such laws, rules, or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the issue date of the notes, Embratel or Embratel Holdings has or will become obligated to pay additional amounts as described above under “—Payment of Additional Amounts” in excess of the additional amounts Embratel or Embratel Holdings would be obligated to pay if payments were subject to withholding or deduction at a rate of 15% as a result of the taxes, duties, assessments and other governmental charges described above (the “Minimum Withholding Level”), Embratel may, at its option, redeem all, but not less than all, of the notes, at a redemption price equal to 100% of their principal amount, together with interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which Embratel would, but for such redemption, be obligated to pay the additional amounts above the Minimum Withholding Level. Embratel shall not have the right to so redeem the notes in the event it becomes obliged to pay additional amounts which are less than the additional amounts payable at the Minimum Withholding Level. Notwithstanding the foregoing, Embratel shall not have the right to so redeem the notes unless it has taken reasonable measures to avoid the obligation to pay additional amounts. In the event that Embratel elects to so redeem the notes, it will deliver to the trustee a certificate, signed in the name of Embratel by any two of its executive officers or by its attorney in fact in accordance with its bylaws, stating that Embratel is entitled to redeem the notes pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to the right of Embratel so to redeem have occurred or been satisfied and an opinion of counsel, who is reasonably acceptable to the trustee, to the effect that Embratel has or will become obligated to pay additional amounts in excess of the additional amounts payable at the Minimum Withholding Level as a result of the change or amendment.

Mergers and Similar Transactions

Embratel shall not consolidate with or merge with or into, or sell, assign, convey, transfer, lease or otherwise dispose of, in a single transaction or a series of transactions, all or substantially all its assets to, any Person or group of affiliated Persons, unless:

(1) either Embratel shall be the continuing entity, or the Person, if other than Embratel, formed by such consolidation or into which Embratel is merged or the Person that acquires by sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of Embratel’s assets (the “surviving entity”) is organized under the laws of Brazil and assumes by supplemental indenture, executed and delivered to the trustee in form and substance reasonably satisfactory to the trustee, all Embratel’s obligations under the new notes and under the indenture;

(2) immediately after giving effect to the transaction or series of transactions, and treating any Indebtedness that becomes an obligation of the surviving entity as a result of the transaction or series of transactions as having been Incurred by the surviving entity at the time of the transaction or series of transactions, no Default or Event of Default has occurred and is continuing;

(3) immediately after giving effect to the transaction or series of transactions, Embratel or the surviving entity, as the case may be, could incur at least US$1.00 of additional Indebtedness without violating the covenant described under “—Limitation on Indebtedness” and shall otherwise be in compliance with the other covenants contained in the indenture; and

(4) Embratel or the surviving entity, as the case may be, have delivered, or caused to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate and an opinion of counsel, each to the effect that the transaction and the supplemental indenture comply with the indenture and that all conditions precedent provided for relating to the transaction have been complied with.

Notwithstanding the foregoing in the event of a merger of Embratel with any of Embratel Holdings, Vésper São Paulo S.A. or Vésper S.A., in which Embratel is the surviving entity and which does not result in a Default or an Event of Default, paragraph (2) above and the requirement of an opinion of counsel under paragraph (4) shall not apply.

Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the successor corporation shall succeed to, and be substituted for, and may exercise every right and power of, Embratel under the new notes with the same effect as if the successor corporation had been named as the issuer of the new notes. If a successor corporation is incorporated in or considered to be resident in a jurisdiction other than Brazil such jurisdiction shall be referred to as a “successor jurisdiction.”

If the conditions described above are satisfied, Embratel will not need to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of its properties and assets substantially as an entirety. Also, these conditions will apply only if Embratel merges into or consolidates with another person or sells or otherwise disposes of its properties and assets substantially as an entirety. Embratel will not need to satisfy these conditions if Embratel enters into other types of transactions, including any transaction in which Embratel acquires the stock or assets of another person, any transaction that involves a change of control of Embratel, but in which Embratel does not merge or consolidate, and any transaction in which Embratel sells or otherwise disposes of its assets less than substantially as an entirety.

Certain Covenants

Limitation on Liens

For so long as any note remains outstanding, Embratel shall not, and shall not cause or permit any of its Subsidiaries to, mortgage, pledge, grant as security, create, assume or suffer to exist any Lien (other than

Permitted Liens) on any of its property, assets, revenues or earnings, present or future, in order to secure any of its present or future Indebtedness, unless, concurrently, the obligations of Embratel under the indenture are equally and ratably secured.

Limitation on Indebtedness

(a) For so long as any note remains outstanding, Embratel shall not incur, and shall not permit any Subsidiary to incur, any Indebtedness unless no Event of Default has occurred and is continuing and the Net Debt to EBITDA Ratio determined as of the date of the Incurrence of the Indebtedness shall not exceed 3.5:1.

(b) Notwithstanding the foregoing, Embratel and its Subsidiaries may incur the following Indebtedness:

(1) Indebtedness the proceeds of which are used to refinance the notes, any other Indebtedness of Embratel outstanding on the date of the indenture, any Indebtedness permitted by paragraph (a) above, or any Indebtedness permitted by this paragraph (b), provided that either:

(A) such Indebtedness is Indebtedness of Embratel subject to the Debt Optimization Agreement dated as of February 27, 2003 between Embratel and the lenders party thereto and refinances Original Credit Agreements (as defined in the Debt Optimization Agreement); or

(B) the principal amount of the Indebtedness Incurred does not exceed the principal amount of the Indebtedness refinanced plus reasonable premium, fees and expenses, and the Indebtedness Incurred (x) does not mature prior to the final Stated Maturity of the Indebtedness refinanced, (y) has a ranking no greater than the Indebtedness refinanced, and (z) is not secured to any greater extent than, or by any assets or revenues other than those securing, the Indebtedness refinanced;

(2) Indebtedness of Embratel owed to and held by a Subsidiary of Embratel;

(3) Indebtedness of a Subsidiary of Embratel owed to and held by Embratel or any other Subsidiary of Embratel;

(4) Any guarantee by a Subsidiary of Indebtedness of Embratel;

(5) Hedging Agreements with respect to Indebtedness permitted under clause (1) above, provided that such Hedging Agreements are in the ordinary course of business and not for speculative purposes;

(6) Indebtedness of Star One and Embratel, pursuant to the Second Amendment to the Credit Agreement dated as of April 19, 2002 between Star One, BNP Paribas and Société Générale, Incurred to make payments in connection with the construction of the satellite and within the maximum amount of the credit (as provided for in such Second Amendment as of its date of original signature); and

(7) Indebtedness not otherwise permitted to be Incurred pursuant to clause (1) to (6) of this covenant which, together with any other Indebtedness Incurred pursuant to this clause (7), has an aggregate principal amount, or in the case of Indebtedness issued at a discount, an accreted amount at such time, not in excess of US$125,000,000 (or its equivalent in any currency or currencies) at any time outstanding.

Limitation on Sale and Leaseback Transactions

Embratel shall not, and shall not permit any Subsidiary to, enter into, renew or extend any Sale and Lease Back Transaction unless, if the Sale and Leaseback Transaction had been structured as a loan rather than as a Sale and Lease Back Transaction, it would have been permitted pursuant to “Limitation on Liens.”

Limitation on Transactions with Affiliates

Embratel shall not enter into any transaction or series of transactions with any of its Affiliates, except on terms and conditions no less favorable to Embratel than could be reasonably obtained at that time on an arm’s length basis with unaffiliated third parties. For the avoidance of doubt, an agreement to pay or payment of management fees to any Embratel Affiliate will be deemed to be on an arm’s length basis if (i) the amount of such fees is within an amount approved or authorized by Anatel, as the case may be, (ii) it is otherwise permitted under applicable Brazilian law, rules or regulations and (iii) such fees are fair to Embratel, as determined in good faith by the Board of Directors of Embratel.

Limitation on Disposition of Star One Capital Stock

Embratel shall not dispose of any of its Star One Capital Stock unless:

(1) Any such transaction is fair to Embratel, as determined in good faith by the Board of Directors of Embratel;

(2) An amount equal to 100% of the Net Available Cash from such sale is applied at the election of Embratel:

(i) to prepay, repay, redeem, purchase or otherwise acquire Senior Indebtedness of Embratel within 180 days of the later of the date of such sale or the receipt of such Net Available Cash; or

(ii) to invest in the business or businesses of Embratel or any of its Subsidiaries or any related businesses; or

(iii) to make an Offer (as defined below) to purchase notes pursuant to and subject to the conditions set forth below; provided, however, that, if Embratel elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase the notes and other Senior Indebtedness of Embratel.

Upon completion of any Offer (as defined below), Embratel shall be entitled to use any remaining Net Available Cash for any corporate purposes to the extent permitted under the indenture.

For the purposes of this covenant “Offer” means, an offer to purchase notes at a purchase price of 100% of their principal amount plus accrued and unpaid interest thereon to the date of purchase in accordance with the procedures set forth in the indenture and, if applicable, to purchase other Senior Indebtedness on the terms and to the extent contemplated thereby.

Ownership of Embratel Capital Stock

For so long as any note is outstanding, Embratel Holdings shall at all times own a majority of the voting Capital Stock of Embratel.

Compliance with Laws

Embratel and Embratel Holdings shall comply with all applicable laws and regulations of any governmental or other regulatory authority for the purposes of the notes and the guaranty and use their reasonable best efforts to ensure that all necessary consents and approvals of, and registrations and filings with, any such authority in connection therewith are obtained and maintained in full force and effect.

Performance Obligations Under the Notes and the Indenture

Embratel shall duly and punctually pay all amounts owed by it, and comply with all its other obligations, under the terms of the notes and the indenture.

Provision of Information

Embratel shall furnish to the Trustee:

(a) as soon as available and in any event by no later than 120 days after the end of each fiscal year of Embratel, annual audited consolidated financial statements in English of Embratel prepared in accordance with the Brazilian corporate law method accompanied by an opinion of internationally recognized independent public accountants selected by Embratel, which opinion shall be based upon an examination made in accordance with generally accepted auditing standards in Brazil; and

(b) as soon as available and in any event by no later than 60 days after the end of each of the first three fiscal quarters of each fiscal year of Embratel, quarterly unaudited consolidated financial statements in English prepared in accordance with the Brazilian corporate law method for Embratel accompanied by a “limited review” (revisão limitada) report of internationally recognized independent public accountants selected by Embratel, which report shall be based upon an examination made in accordance with the specific applicable rules issued by the Instituto Brasileiro dos Auditores Independentes—IBRACON (Brazilian Accountants Institute) and the Conselho Federal de Contabilidade (Federal Accounting Counsel).

In addition, together with its annual financial statements delivered pursuant to this Section, Embratel shall deliver a certificate of Embratel’s Diretor Presidente or Diretor Econômico—Financeiro stating that no Event of Default exists (or, if any exists, specifying the details thereof and any action taken or proposed to be taken with respect thereto).

At all times while Embratel Holdings or Embratel files any financial statements or reports with the SEC, Embratel Holdings or Embratel shall furnish a copy of such statements or reports to the trustee within 15 calendar days of the date of filing.

Available Information

Embratel and Embratel Holdings will file with the trustee copies of its annual report and the information, documents and other reports that it is required to file with the SEC pursuant to Sections 12, 13 or 15(d) of the Exchange Act.

Embratel and Embratel Holdings will make available to the prospective holders of the notes at the corporate trust office of the trustee under the indenture governing the notes, copies of the indenture as well as Embratel and Embratel Holdings’s annual report in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with Brazilian Corporate Law Method.

Notification of Default

If Embratel or Embratel Holdings becomes aware that an Event of Default or an event which with notice or lapse of time would be an Event of Default (a “Default”) is continuing, Embratel or Embratel Holdings, as the case may be, will file (each with respect to itself) a certificate with the trustee describing the details thereof and the action it is taking or proposes to take. In addition, for so long as any note is listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, Embratel will also notify the Luxembourg Stock Exchange of the Event of Default and prior to publication of notice of the Event of Default in Luxembourg, submit a draft of the notice to the Luxembourg Stock Exchange.

Books of Account

Embratel will, and will cause each of its Subsidiaries to, keep adequate records and books of account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities in conformity with the Brazilian corporate law method, and in material conformity with all applicable requirements of any governmental authority having regulatory jurisdiction over Embratel or its Subsidiaries.

Maintenance of Principal Business

The principal business of Embratel and its consolidated subsidiaries shall continue to be telecommunications services, including international and interregional long distance services in Brazil.

Maintenance of Properties

Embratel shall, and shall cause each of its Subsidiaries to, maintain, preserve and protect all of its material properties and equipment necessary in the operation of its principal business in good order and condition, subject to wear and tear in the ordinary course of business, and not permit any material waste of its properties.

Payments of Taxes and Other Claims

Embratel will, and will cause each of its Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon Embratel or such Subsidiary, as the case may be, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Embratel or such Subsidiary, as the case may be, provided, however, that neither Embratel nor any Subsidiary will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith and, if appropriate, by appropriate legal proceedings or where the failure to do so would not have a material adverse effect on Embratel and its Subsidiaries taken as a whole or have a material adverse effect on the rights of noteholders.

Maintenance of Insurance

Embratel shall, and shall cause each of its Subsidiaries to, maintain liability and casualty insurance with financially sound and reputable insurance companies in such amounts with such deductibles and against such risks as is customary for similarly situated businesses except when the failure to do so would not have a material adverse effect on Embratel and its Subsidiaries as a whole or have a material adverse effect on the rights of noteholders.

Maintenance of Office or Agency

Embratel and Embratel Holdings shall maintain in the Borough of Manhattan, the City of New York, an office or agency where notices to and demands upon Embratel and Embratel Holdings in respect of the indenture and the new notes may be served. Initially this office shall be located at the offices of CT Corporation System located at 111 Eighth Avenue, New York, NY 10011, and Embratel will agree not to change the designation of such office without prior notice to the trustee and designation of a replacement office in the same general location.

Ranking

Embratel will ensure that the new notes will constitute general senior, unsecured and unsubordinated obligations of Embratel and will rank pari passu, without any preferences among themselves, with all other present and future unsecured and unsubordinated obligations of Embratel (other than obligations preferred by statute or by operation of law).

Default, Remedies and Waiver of Default

You will have special rights if an Event of Default occurs as described in this subsection and is not cured.

Events of Default

References to an Event of Default mean any of the following:

(1) Embratel fails to pay any amount of principal in respect of the notes on the due date for payment thereof or fails to pay any amount of interest in respect of the notes within 30 days of the due date for payment; or

(2) Embratel defaults in the performance or observance of any of its obligations under or in respect of the notes or the indenture and such default remains unremedied for 30 days after written notice of default has been given to Embratel by the Trustee or the holders of not less than 25% in aggregate principal amount of the new notes; or

(3) (i) any Indebtedness having a principal amount equal to or exceeding US$25,000,000 (or its equivalent in any other currency or currencies) in the aggregate of Embratel or any of its Subsidiaries (other than any Indebtedness owed by Embratel to any Subsidiary) is not paid when due or (as the case may be) within any originally applicable grace period or (ii) an event of default occurs under any Indebtedness and results in the acceleration of such Indebtedness prior to its stated maturity; or

(4) A final judgment (or judgment not subject to appeal) or final order for the payment of any amount in excess of US$75,000,000 (or its equivalent in any other currency or currencies as reasonably determined by the Trustee) is rendered against Embratel or any of its Subsidiaries and continues unsatisfied and unstayed for a period of 60 days after the date thereof or, if later, the date therein specified for payment; or

(5) Either Embratel, Embratel Holdings or any Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization, concordata or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seek the appointment of a trustee, receiver, síndico, liquidator, custodian or other similar official of it or substantially all of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or proceeding commenced against it, or shall make a general assignment or conveyance for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing;

(6) An involuntary case or other proceeding shall be commenced against either Embratel, Embratel Holdings or any of their Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its debt under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, síndico, liquidator, custodian or other similar official of it or substantially all of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 90 days; or an order of relief shall be entered against either Embratel, Embratel Holdings or any of their Subsidiaries under the bankruptcy laws as now or hereafter in effect;

(7) Either Embratel, Embratel Holdings or any of their Subsidiaries shall cease or threaten to cease to carry out its business except (i) a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, merger, conveyance or transfer or, in the case of a Subsidiary, whereby the undertaking, business and assets of such Subsidiary are transferred to or otherwise vested in Embratel, Embratel Holdings, or any of their respective subsidiaries or affiliates, or the terms of which shall have been approved by a resolution of a meeting of the shareholders or (ii) a voluntary winding-up, dissolution or liquidation of a Subsidiary where any surplus assets in such Subsidiary attributable to Embratel, Embratel Holdings, as applicable, and/or any other Subsidiary, are distributed to Embratel, Embratel Holdings, as applicable and/or such Subsidiary;

(8) Any event occurs that under the laws of Brazil or any political subdivision thereof has substantially the same effect as any of the events referred to in any of paragraphs (5), (6) or (7);

(9) All or substantially all of the undertaking, assets and revenues of Embratel and its Subsidiaries is condemned, seized or otherwise appropriated by any Person acting under the authority of any national, regional or local government or Embratel is prevented by any such Person from exercising normal control over all or substantially all of the undertaking, assets and revenues of Embratel and its subsidiaries and such action may have a materially adverse effect on the ability of Embratel to fulfill its obligations under the new notes; or

(10) It is or becomes unlawful for Embratel to perform or comply with any of its obligations under or in respect of the indenture or any of the new notes.

Remedies if an Event of Default Occurs

Except as provided in the next sentence, if an Event of Default has occurred and has not been cured or waived, the trustee at the request of holders of not less than 25% in principal amount of the outstanding notes may declare the entire principal amount of the notes to be due immediately and upon any such declaration, the principal, accrued interest and additional amounts shall become due. If an Event of Default occurs because of a bankruptcy, insolvency or reorganization relating to Embratel the entire principal amount of the notes will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional amounts will become due.

Each of the situations described above is called an acceleration of the maturity of the notes. If the maturity of the notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may cancel the acceleration of the notes, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid or deposited with the trustee and all other defaults with respect to the notes have been cured.

If any Event of Default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the notes.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	you must give the trustee written notice that an Event of Default has occurred and the Event of Default has not been cured or waived,

•	the holders of not less than 25% in principal amount of the outstanding notes must make a written request that the trustee take action with respect to the notes because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action, and

•	the trustee must not have taken action for 60 days after the above steps have been taken, and during those 60 days, the holders of a majority in principal amount of the notes must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the notes.

You are entitled, however, at any time to bring a lawsuit for the payment of money due on your notes on or after its due date and which was not paid in full by Embratel or Embratel Holdings.

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the notes.

Waiver of Default

The holders of not less than a majority in principal amount of the notes may waive a default for the notes. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default on any note, however, without the approval of the particular holder of that note.

Modification and Waiver of Covenants

There are three types of changes Embratel and Embratel Holdings can make to the indenture and the notes. A supplemental indenture will be prepared if noteholder approval is required. The Luxembourg Stock Exchange will be notified of any change regardless of whether noteholder approval is required.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of the outstanding securities issued under the indenture affected by the change. Those types of changes are:

•	a change in the stated maturity for any principal or interest payment on the securities,

•	a reduction in the principal amount, the interest rate or the redemption price for the securities,

•	a change in the obligation to pay additional amounts,

•	a change in the currency of any payment on the securities,

•	a change in the place of any payment on the securities,

•	an impairment of the holder’s right to sue for payment of any amount due on its securities,

•	a reduction in the percentage in principal amount of the securities in any series needed to change the indenture or the securities,

•	a reduction in the percentage in principal amount of the securities needed to waive its compliance with the indenture or to waive defaults, and

•	a modification of the section of the indenture relating to supplemental indentures or waiver with the consent of holders or the section of the indenture relating to waiver of past defaults, except to increase the percentage of holders required to make a revision or to provide that certain other provisions of the indenture cannot be modified or waived without the approval of each holder of the notes.

Changes Not Requiring Approval

Second, there are changes that do not require any approval by holders of outstanding securities under the indenture. This type of change is limited to clarifications and changes that would not adversely affect the outstanding securities under the indenture in any material respect.

Changes Requiring Majority Approval

Most other changes to the indenture and the outstanding securities under the indenture must be approved by the holders of a majority in principal amount of each series of securities effected by the change. The required approval must be given by written consent.

The same majority approval would be required for Embratel or Embratel Holdings to obtain a waiver of any of its covenants in the indenture. Their covenants include the promises Embratel and Embratel Holdings make about merging and creating liens on their assets, which are described above under “—Mergers and Similar Transactions” and “—Restrictions on Liens.” If the holders approve a waiver of a covenant, Embratel and Embratel Holdings will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the notes or the indenture, as it affects any note, that Embratel and Embratel Holdings cannot change without the approval of the holder of that note as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if Embratel or Embratel Holdings seek to change the indenture or the notes or request a waiver.

Defeasance

The indenture will provide that either Embratel or Embratel Holdings, as the case may be, may, at their option, terminate (i) all of their obligations with respect to the notes (“defeasance”), except for certain obligations, including those regarding any trust established for a defeasance and obligations relating to the transfer and exchange of the notes, the replacement of mutilated, destroyed, lost or stolen notes and the maintenance of agencies with respect to the notes or (ii) their obligations under the covenants set forth in the indenture, and omission to comply with such obligations shall not constitute an Event of Default with respect to the notes issued under the indenture (“covenant defeasance”). In order to exercise either defeasance or covenant defeasance, Embratel or Embratel Holdings, as the case may be, must irrevocably deposit in trust, for the benefit of the noteholders, with the trustee money or U.S. government obligations, or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including Additional Amounts, if any) on the notes then outstanding on the Maturity Date of the notes, and comply with certain other conditions including the delivery of an opinion of counsel as to certain tax matters.

Special Rules for Action by Holders

When holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, Embratel will apply the following rules.

Only Outstanding Notes are Eligible

Only holders of outstanding notes will be eligible to participate in any action by holders. Also, Embratel will count only outstanding notes in determining whether the various percentage requirements for taking action have been met. For these purposes, a note will not be “outstanding” if it has been surrendered for cancellation or if Embratel has deposited or set aside, in trust for its holder, money for its payment or redemption; provided, however, that notes held by Embratel, Embratel Holdings or their affiliates are not considered outstanding.

Determining Record Dates for Action by Holders

Embratel will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If Embratel or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that Embratel specifies for this purpose, or that the trustee specifies if it sets the record date. Embratel or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 90th day after the record date for the action. In addition, record dates for any Global Notes may be set in accordance with procedures established by the depositary from time to time.

Payment Mechanics

Who Receives Payment

For interest due on the interest payment dates, Embratel will pay the interest to the holder in whose name the note is registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, Embratel will pay the interest to the person or entity entitled to receive the principal of the note. For principal due on the notes at maturity, Embratel will pay the amount to the holders of the notes against surrender of the notes at the proper place of payment. If Embratel issues notes in certificated form, holders of notes in certificated form will be able to receive payments of principal and interest on their notes at the office of our paying agent maintained in the Borough of Manhattan and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of our paying agent in Luxembourg.

Regular Record Dates for Interest

The regular record dates relating to the interest payment dates for the notes are each June 1 and each December 1. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 p.m., New York City time, on that day.

How Embratel Will Make Payments

Embratel will make payments on the notes in accordance with the applicable rules of the depositary, Euroclear and Clearstream from time to time. Under those policies, Embratel will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a Global Note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payment When Offices Are Closed

If any payment is due on the notes on a day that is not a business day, Embratel will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

When we refer to a business day, we mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City, São Paulo or Rio de Janeiro generally are authorized or obligated by law or executive order to close. With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Principal Paying Agent

Embratel has appointed Deutsche Trust Bank Limited as the principal paying agent to receive payment of the principal amount of and interest on the notes. Unless Embratel terminates the appointment of the principal paying agent, Embratel will be required to make all payments of principal of and interest and other amounts on the notes to the principal paying agent by 1:00 p.m. (Tokyo time) on the business day prior to the applicable payment date and otherwise in accordance with the terms of the indenture.

The receipt by the principal paying agent of each payment due in respect of the notes in accordance with the indenture shall satisfy the obligations of Embratel under the indenture and the notes to make such payment. Embratel has agreed to indemnify the holders of notes against any failure on the part of the principal paying agent or any paying agent to pay any sum due in respect of the notes such that the noteholders shall receive the same amounts as they would have received had no such failure occurred.

Transfer Agent

Embratel may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the notes in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent is Deutsche Bank Trust Company Americas. Embratel may add, replace or terminate transfer agents from time to time, provided that if any notes are issued in certificated form, so long as such notes are outstanding, Embratel will maintain a transfer agent in Luxembourg, for so long as any note is listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City. Embratel may also choose to act as its own transfer agent. Initially, Embratel has appointed the trustee, at its corporate trust office in New York City, as a transfer agent. Embratel must notify you of changes in the transfer agents pursuant to the provisions described under “—Notices.” If

Embratel issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent, Deutsche Bank Trust Company Americas, and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of our paying and transfer agent in Luxembourg, Deutsche Bank Luxembourg S.A. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Unclaimed Payments

All money paid by Embratel to the trustee that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Embratel. After that two-year period, the holder may look only to Embratel and Embratel Holdings for payment and not to the trustee, any other transfer agent or anyone else.

Notices

As long as notes in global form are outstanding, notices to be given to holders will be given to the depositary, in accordance with its applicable policies as in effect from time to time. If Embratel issues notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any note is listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, Embratel will publish all notices to holders in a newspaper with general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Governing Law

The indenture, the notes and the guaranty will be governed by the laws of the State of New York. Embratel and Embratel Holdings will in the indenture agree that any legal suit, action or proceeding arising out of or relating to the indenture, the notes and the guaranty may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, and will designate agents upon which process may be served.

Relationships with the Trustee

Deutsche Bank Trust Company Americas is serving as the trustee of the notes. Deutsche Bank Trust Company Americas may from time to time have other business relationships with Embratel, Embratel Holdings and their Affiliates.

Certain Definitions

“Additional Notes” means notes issued from time to time after the Closing Date under the terms of the indenture on terms and conditions identical to those of the notes and forming a single series with the notes.

“Affiliate” means, with respect to any Person, any other Person that Controls, is Controlled by or is under common Control with such Person, provided that for purposes of the covenant described under “Limitations on Transactions with Affiliates,” the term Affiliate shall not include a Subsidiary.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited of such Person including any preferred stock. For the avoidance of doubt the term Capital Stock as it applies to any Person includes American Depositary Shares representing Capital Stock of such Person.

“Consolidated Net Tangible Assets” means total assets minus (i) current liabilities and (ii) any goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangible assets, in all cases appearing on the most recent consolidated balance sheet of Embratel.

“Control” of a Person means the power, directly or indirectly, to direct, determine, manage, control or cause the direction of the management, business, operations, activities, investments or policies of such Person, whether through the ownership of any interest in such Person, by contract or otherwise.

“EBITDA” means, for any period, operating income (loss) before financial income (expense) plus depreciation and amortization to the extent such items have been deducted in calculating operating income (loss), in all cases as such items are set forth on the consolidated financial statements of Embratel for such period.

“Equity Sale” means a sale by Embratel or Embratel Holdings of Capital Stock of Embratel or Embratel Holdings for cash proceeds.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Hedging Agreements” means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

“Incur” with respect to any Indebtedness, means create, issue, assume, incur or in any manner become liable for or with respect to such Indebtedness, directly or indirectly. The term Incurrence when used as a noun shall have a correlative meaning. Notwithstanding the foregoing, a change in Brazilian GAAP that results in an obligation existing at the time of such change becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness. The accretion of principal of a non-interest bearing security shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” for any Person, at any date (without duplication) means: (a) any outstanding financial liability or obligation of such Person (i) for borrowed money, (ii) under any reimbursement obligation relating to a letter of credit or other contingent obligations that have been funded or drawn upon, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation given in connection with the acquisition of any business or asset of any kind) (in each case, for the purpose of this sub-clause, other than a trade payable), (iv) for the payment of money relating to the capital portion of any obligations under any capital lease (including any “synthetic lease”) of property that has been recorded as a capitalized lease obligation, (v) whether contingent or otherwise, in connection with any securitization of any products, receivables or other property, (vi) to redeem, retire, defease or otherwise make any payment (other than a dividend (or cash interest on capital—juros sobre capital próprio)) in respect of any capital stock of such Person, (vii) in respect of all Indebtedness of other Persons referred to in the preceding clauses secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property of such Person, whether or not such Person has assumed or become liable for the payment of such Indebtedness, or (viii) for any obligations on Embratel’s Hedging Agreements and (b) any liability of others described in clause (a) that such Person has guaranteed.

“Lien” means with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, including, without limitation, any equivalent of the foregoing created under the laws of Brazil or any other jurisdiction.

“Net Available Cash” means, with respect to a sale of Capital Stock, cash payments received net of:

(1) all legal fees and expenses, commissions and other fees and expenses incurred, and all applicable taxes required to be paid or accrued as a liability as a consequence of such sale; and

(2) all payments, including any prepayment premiums or penalties, made on any Indebtedness that is secured by any such Capital Stock, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such sale, or by applicable law be repaid out of the proceeds from such sale.

“Net Debt” means, as of any date, total debt minus the sum of cash, cash equivalents and marketable securities in all cases determined in accordance with the Brazilian corporate law method and as set forth on the most recent consolidated balance sheet of Embratel.

“Net Debt to EBITDA Ratio” means, as of the date of determination, the ratio of: (a) Net Debt as of the date of the most recent available annual or quarterly consolidated balance sheet of Embratel, adjusted to give pro forma effect to (i) any proposed Incurrence of Indebtedness and any other Indebtedness incurred since such most recent balance sheet date, (ii) the receipt and application of the proceeds thereof (including amounts applied to cash, cash equivalents and marketable securities) and (iii) (without duplication) the redemption, repayment or repurchase of any other Indebtedness since such most recent balance sheet date; divided by (b) the aggregate EBITDA for the four full fiscal quarters ending on such most recent balance sheet date.

“Official Lender” means (a) any Brazilian governmental financial institution, agency or development bank (or any other bank or financial institution representing or acting as agent for any of such institutions, agencies or banks), including, without limitation, Banco Nacional de Desenvolvimento Econômico e Social and the related system, (b) any multilateral or foreign governmental financial institution, export credit agency, insurer, export- import bank or other multilateral or foreign governmental agency or development bank (or any other bank or financial institution representing or acting as agent for any such institutions, agencies or banks), including, without limitation, the World Bank, the International Finance Corporation and the Inter-American Development Bank and (c) any governmental authority of jurisdictions where Embratel or any of its Subsidiaries conducts business (or any bank or financial institutions representing or acting as agent for such governmental authority).

“Permitted Liens” shall mean: (i) any Lien existing on the date of the indenture, (ii) any Lien existing on any properties, assets, revenues or earnings of any Person at the time that such Person becomes (or is merged or consolidated with or into) a Subsidiary of Embratel; (iii) any Lien existing on any properties, assets, revenues or earnings of any Person at the time that such Person is merged or consolidated with or into Embratel; (iv) any Lien created on accounts receivable which Liens secure Indebtedness of Embratel in an aggregate principal amount not in excess of US$500,000,000; (v) any Lien on any asset securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring such asset provided that such Lien attaches to such asset by no later than 120 days after the acquisition thereof; (vi) any Lien arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by any Lien permitted by any of the foregoing clauses (i) through (v), provided that such Indebtedness is not increased or is not secured by any additional assets; (vii) any Lien on cash or cash equivalents securing Hedging Agreements or other similar transactions; (viii) any Lien which secures Indebtedness owing to an Official Lender; (ix) Liens not otherwise permitted by the foregoing clauses (i) through (viii), provided that, the aggregate principal or face amount of Indebtedness secured pursuant to this clause (ix) shall not exceed on the date such Indebtedness is Incurred an amount equal to 12% of Embratel’s Consolidated Net Tangible Assets (applying currency exchange rates prevailing on the date of the most recent consolidated balance sheet of Embratel).

“Person” means any individual, corporation, company, limited liability company, voluntary association, partnership, joint venture, trust, unincorporated organization or government (or any agency, instrumentality or political subdivision thereof).

“Sale and Leaseback Transaction” means any direct or indirect arrangement, or series of related arrangements, with any person (other than Embratel or a Subsidiary of Embratel) or to which any Person (other than Embratel or a Subsidiary of Embratel) is a party, providing for the leasing to Embratel or to a Subsidiary of Embratel of any property for an aggregate term exceeding three years, whether owned by Embratel or a

Subsidiary of Embratel at the issue date or later acquired, which has been or is to be sold or transferred by Embratel or a Subsidiary of Embratel, to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Senior Indebtedness” means all unsubordinated Indebtedness of Embratel or of any Subsidiary, whether outstanding on the Closing Date or Incurred thereafter.

“Stated Maturity” when used with respect to any Indebtedness (including, without limitation, the notes) means the date specified in the instrument governing such Indebtedness as the fixed date on which any principal amount of such Indebtedness is due and payable (including, without limitation, by reason of any required redemption, purchase, defeasance or sinking fund payment) and, when used with respect to any installment of interest on Indebtedness, means the date on which such installment is due and payable.

“Subsidiary” means any corporation or other entity of which at least a majority of the outstanding securities or other ownership interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation or entity shall have or might have voting power by reason of the happening of any contingency) is as at the time, directly or indirectly, owned or controlled by such person or persons and/or one or more of its Subsidiaries; provided, however, that “Subsidiary” shall not include any corporation or other entity where by contract such person or persons may not control such corporation or other entity.

THE EXCHANGE OFFER

In the registration rights agreement among Embratel, Embratel Holdings and the initial purchasers of the old notes, Embratel and Embratel Holdings agreed to use their reasonable best efforts to cause the exchange offer to be completed on or prior to October 1, 2004.

The registration rights agreement provides that, in the event Embratel and Embratel Holdings fail to cause the exchange offer to be completed by October 1, 2004, we will be required to pay additional interest on the old notes over and above the regular interest on the securities. Once the exchange offer is completed, Embratel will no longer be required to pay additional interest on the old notes.

The exchange offer is not being made to, nor will tenders for exchange be accepted from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, Embratel will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to Embratel old notes as provided below, its acceptance of the old notes will constitute a binding agreement between you and Embratel upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of old notes surrendered to Embratel in the exchange offer, Embratel will give you $1,000 principal amount of new notes.

•	Embratel will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that Embratel first mails notice of the exchange offer to the holders of the old notes. Embratel is sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on July 28, 2004; provided, however, that Embratel, in its sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means July 28, 2004 or, if extended by Embratel, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, $275,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

•	Embratel’s obligation to accept old notes for exchange in the exchange offer is subject to the conditions described in the section called “Conditions to the Exchange Offer” below.

•	Embratel expressly reserves the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral (promptly confirmed in writing) or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	Embratel expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	Embratel will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If Embratel extends the expiration date, Embratel will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which Embratel may choose to make any public announcement and subject to applicable law, Embratel will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	Embratel intends to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to Embratel. See “—Resale of the New Notes.”

Important Rules Concerning the Exchange Offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by Embratel in its sole discretion, which determination shall be final and binding.

•	Embratel reserves the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in its judgment or the judgment of our counsel, be unlawful.

•	Embratel also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless Embratel agrees to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as Embratel shall determine.

•	Embratel’s interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

•	Neither Embratel, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to Deutsche Bank Trust Company Americas at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1) certificates for old notes must be received by the exchange agent along with the letter of transmittal; or

(2) a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at the Depository Trust Company, or DTC, using the procedure for book-entry transfer described below, must be received by the exchange agent on or prior to the expiration date; or

(3) you must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND NOTICES OF GUARANTEED DELIVERY IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO EMBRATEL OR EMBRATEL HOLDINGS.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

(1) by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.; or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Embratel, proper evidence satisfactory to Embratel of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, Embratel will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “Conditions to the Exchange Offer” below.

For purposes of the exchange offer, Embratel’s giving of oral (promptly confirmed in writing) or written notice of its acceptance to the exchange agent will be considered its acceptance of the exchange offer. In all cases, Embratel will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for old notes; or

•	a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below; and

•	a properly completed and duly executed letter of transmittal.

If Embratel does not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, Embratel will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that Embratel may enforce the agreement against that participant.

Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, or an agent’s message in lieu thereof, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your old notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal or an agent’s message in lieu thereof, and a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1) the tender is made through an eligible institution,

(2) on or prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Embratel, stating:

•	the name and address of the holder of old notes;

•	the amount of old notes tendered;

•	the tender is being made by delivering that notice and guaranteeing; and

•	that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3) the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with the letter of transmittal and any other document required by the letter of transmittal or an agent’s message in lieu thereof, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You can withdraw your tender of old notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn;

•	the principal amount of the old notes to be withdrawn;

•	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder; and

•	if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by Embratel, and its determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, Embratel will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

The above condition is for the sole benefit of Embratel and may be asserted by Embratel regardless of the circumstances giving rise to that condition. Embratel’s failure at any time to exercise the foregoing rights shall not be considered a waiver by Embratel of that right. Embratel’s rights described in the prior paragraph are ongoing rights which Embratel may assert at any time and from time to time.

In addition, Embratel will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver to: Deutsche Bank Trust Company Americas

By Hand:	By Registered or Certified Mail:	By Overnight Mail or Courier between 8 a.m. and 4:30 p.m.:
Deutsche Bank Trust Co. Americas C/O The Depository Trust Clearing Corp. 55 Water Street, 1st Floor Jeanette Park Entrance New York, New York 10041	DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737	DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211
Information: (800) 735-7777	Facsimile Transmissions: (615) 835-3701	To Confirm by Telephone or for Information: (615) 835-3572 Attn: Shalini Kumar

DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF THE LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by Embratel’s officers, regular employees and affiliates. Embratel will not pay any additional compensation to any of its officers and employees who engage in soliciting tenders. Embratel will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, Embratel will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable and duly documented out-of-pocket expenses in connection with the exchange offer.

The cash expenses to be incurred in connection with the exchange offer, including legal, accounting, Commission filing, printing and exchange agent expenses, will be paid by Embratel.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of old notes who is an “affiliate” of Embratel or Embratel Holdings or who intends to participate in the exchange offer for the purpose of distributing the new notes

(1) will not be able to rely on the interpretation of the staff of the SEC;

(2) will not be able to tender its old notes in the exchange offer; and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal each holder of the old notes will represent that:

(1) it is not an “affiliate” of Embratel or Embratel Holdings;

(2) any new notes to be received by it were acquired in the ordinary course of its business; and

(3) it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, Embratel is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

CERTAIN TAX CONSEQUENCES OF THE EXCHANGE OFFER

In the opinion of Cleary Gottlieb Steen & Hamilton, United States counsel for the issuer, the exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders.

When a holder exchanges an old security for a new security in the exchange offer, the holder will have the same adjusted basis and holding period in the new security as in the old security immediately before the exchange. In the opinion of Cláudia de Azerêdo Santos and Cristina Alves Corrêa Justo, general counsel and legal counsel of Embratel and Embratel Holdings, the exchange offer will not result in any Brazilian income tax consequences to holders that are not resident or domiciled in Brazil.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. Embratel and Embratel Holdings have agreed that, for a period of 90 days after the expiration date, they will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

Neither Embratel nor Embratel Holdings will receive any proceeds from any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of those methods of resale at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made:

•	directly to purchasers; or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. Embratel has agreed to pay reasonable and duly documented all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the securities, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES

The validity of the new notes will be passed upon for Embratel and Embratel Holdings by Cleary Gottlieb Steen & Hamilton, New York, New York. Certain matters of Brazilian law relating to the new notes will be passed upon by Cláudia de Azerêdo Santos and Cristina Alves Corrêa Justo, general counsel and legal counsel of Embratel and Embratel Holdings.

EXPERTS

The consolidated financial statements of Embratel and Embratel Holdings as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are incorporated by reference in this registration statement in reliance upon the report of Deloitte Touche Tohmatsu Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to Embratel Holdings’ unaudited interim consolidated financial statements, at and for the three months ended March 31, 2004 and 2003, incorporated by reference in this registration statement, Deloitte Touche Tohmatsu Auditores Independentes reported that they have applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they did not express an opinion on our unaudited interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. Deloitte Touche Tohmatsu Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for their report on our interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Deloitte Touche Tohmatsu Auditores Independentes within the meaning of Sections 7 and 11 of the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Cláudia de Azerêdo Santos and Cristina Alves Corrêa Justo, general counsel and legal counsel of Embratel and Embratel Holdings, have advised us that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the new notes would be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Federal Supreme Court of Brazil, such ratification being available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•	the judgment was issued by a competent court after proper service of process on the parties, which must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

We have also been advised by Ms. Azerêdo Santos and Ms. Justo that:

•	civil actions may be brought before Brazilian courts in connection with this offering memorandum based solely on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against Embratel and Embratel Holdings (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action); and

•	the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, the Brazilian or the foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must give a pledge to cover legal fees and court expenses of the defendant, should there be no fixed assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under article 836 of the Brazilian Code of Civil Procedure.

Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the new notes.